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News Release	No. 20-419 September 14, 2020

Anglo American Platinum and Platinum Group Metals Ltd. Subsidiary Lion Battery Technologies Granted US Patent

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") and subsidiary Lion Battery Technologies Inc. ("Lion") reports that the U.S. Patent and Trademark Office has issued Patent No. 10,734,636 B2 entitled "Battery Cathodes for Improved Stability" to Florida International University ("FIU"). Under a sponsored agreement (the "Sponsored Agreement"), Lion has exclusive rights to all technology being developed by FIU included patents granted.

The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.

Lion was jointly formed in 2019 by Platinum Group and Anglo American Platinum Limited ("Anglo American Platinum") to accelerate the development of next-generation battery technology using platinum and palladium.

Under the Sponsored Agreement, research and patent applications are being funded to unlock the potential of Lithium Air and Lithium Sulfur battery chemistries by using the catalytic properties of platinum and palladium. Research is led by Dr. Bilal El-Zahab who completed post doctoral work at MIT along with a team that includes six specialist nano-materials and battery post doctoral fellows.  The team at FIU has completed the first year of research and surpassed their first technical milestone. Further patent applications have been filed.

R. Michael Jones, CEO of Platinum Group said: "The initial patent grant is the first significant milestone towards our objectives to both capitalize on a true cutting-edge innovation and drive demand for PGMs at the same time."

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a 19.5 million ounce proven and probable reserve, bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Japan Oil, Gas and Metals National Corporation (JOGMEC), Hanwa Co. Ltd. and Mnombo Wethu Consultants (Pty) Ltd.

PLATINUM GROUP METALS LTD.	…2

About Anglo American Platinum Limited

Anglo American Platinum Limited is a member of the Anglo American plc Group and is the world's leading primary producer of platinum group metals. The company is listed on the Johannesburg Securities Exchange (JSE). Its mining, smelting and refining operations are based in South Africa. Elsewhere in the world, the Group owns Unki Platinum Mine in Zimbabwe.

For further information contact:

 R. Michael Jones, President

 or Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by government create uncertainty and have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.